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February 1, 2006
Via EDGAR, FedEx and Facsimile
Mr. Eduardo Aleman, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	Cardica, Inc.
File No. 333-129497
Dear Mr. Aleman:
This letter is submitted on behalf of Cardica, Inc. (the “Company”), in connection with the above-referenced Registration Statement on Form S-1, File No. 333-129497, as amended (the "Registration Statement” or the “Filing”), filed with the Securities and Exchange Commission (the "Commission”), under the Securities Act of 1933, covering the proposed offering of the Company’s Common Stock (the “Offering”), to provide the staff of the Commission (the “Staff”) with certain information with respect to a change in the price range of the Offering from the price range of the Offering reflected in the Registration Statement to be filed February 1, 2006 and the preliminary prospectus dated January 13, 2006 that was distributed in connection with the Offering (the "Distributed Preliminary Prospectus”).
The Company intends to file Amendment No. 4 to such Registration Statement (“Amendment No. 4”) to change the price range of the Offering to between $10.00 and $12.00 per share from the $12.00 to $14.00 price range assumed in the Distributed Preliminary Prospectus. The number of shares included in the Offering is expected to remain at 3,500,000 shares (plus 525,000 shares subject to the underwriters’ over-allotment option).
At an assumed Offering price of $11.00 per share, the total net proceeds to the Company would be approximately $34.0 million as compared to the approximately $40.5 million reflected in the Distributed Preliminary Prospectus (in each case assuming that the underwriters’ over-allotment option is not exercised). Even if we assume a price at the low end of the revised range, the total net proceeds to the Company would still be approximately $30.7 million.
The Company respectfully submits that it does not believe that a recirculation of a preliminary prospectus is appropriate or necessary. The Company has discussed the anticipated price decrease with AG Edwards & Sons and concluded that the reduction in net proceeds would not materially change the disclosure contained in the Distributed Preliminary Prospectus. The Company believes that a reduction in the Offering price to $10.00 per share, the low end of the revised range (or even to $9.60), and the resulting decrease in proceeds would not have a material effect on the Company, its use of proceeds as stated in the “Use of Proceeds” section of the Distributed Preliminary Prospectus, in any of the disclosure with respect to the Company’s development strategy or expectations as set forth in the “Business” and other sections of the Distributed Preliminary Prospectus or in any of the risks identified in the “Risk Factors” section of the Distributed Preliminary Prospectus.

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The Company anticipates that, despite the proposed reduced Offering price range, it will continue to develop its products and to build its sales and marketing capabilities, spending a maximum aggregate of approximately $18.0 million on these activities, as identified in the “Use of Proceeds” section, on the Company’s originally anticipated schedule. The decrease in net proceeds and consequent reduction in working capital generated would not change the Company’s belief as to the sufficiency and duration of its working capital.
As of September 30, 2005, the Company had cash, cash equivalents and short-term investments of $7.1 million and working capital of approximately $7.1 million. The Company has carefully reviewed its disclosure and operating plan based on the anticipated reduction in proceeds and, after considering its current cash position, continues to believe that the disclosure appearing in “Risk Factors,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” included statements regarding the sufficiency of capital to satisfy the Company’s anticipated cash requirements for the next 18 months, as set forth in the Distributed Preliminary Prospectus, remains accurate at an Offering price of $10.00 per share.
All members of the underwriter syndicate have agreed to notify all purchasers by telephone, prior to any sale or oral confirmation, of the reduction in the offering price and any change in the number of the shares being offered pursuant to the Registration Statement, as well as all related material changes to the Distributed Preliminary Prospectus.
For the foregoing reasons, we believe that the statutory standards of Section 8(a) of the Securities Act of 1933, as amended, have been met without recirculation of a preliminary prospectus and that acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 is appropriate. We will provide a formal request for acceleration under separate cover.
Please do not hesitate to call me at (650) 843-5819 if you have any questions or would like any additional information regarding this matter.

Very truly yours,
/s/ Nancy H. Wojtas
Nancy H. Wojtas

cc:	Bernard Hausen, M.D., Ph.D.
Robert Y. Newell
Guy Molinari, Esq.
Stephen Thau, Esq.
568108 v4/HN